Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-145311
4.75% Convertible Senior Subordinated Notes due 2014
CUSIP No. 24823QAA5
Dendreon Corporation
Prospectus Supplement dated November 9, 2007
to the Prospectus dated September 7, 2007
     The selling securityholders table on pages 53-55 of the prospectus is amended to add and/or update the information regarding the following selling securityholders in the prospectus and their respective holdings of 4.75% Convertible Senior Subordinated Notes due 2014:

	Aggregate Principal
	Amount of Notes	Percentage of Notes	Common Stock Owned	Common Stock
Name	that May Be Sold	Outstanding	Prior to Conversion	Registered(1)
Aristeia International Limited(2)(3)	$5,581,000	6.5%	—	542,832
Aristeia Special Investments Master LP(2)(3)	2,186,000	2.6	—	212,619
Aristeia Partners LP(2)(4)	733,000	*	—	71,294
Forest Global Convertible Master Fund L.P.(2)(5)	1,368,000	1.6	—	133,057
Forest Multi Strategy Master Fund SPC, on behalf of its Multi Strategy Segregated Portfolio(2)(5)	229,000	*	—	22,273
HFR CA Global Opportunity Master Trust(2)(5)	493,000	*	—	47,951
HFR RVA Select Performance Master Trust(2)(5)	220,000	*	—	21,398
Institutional Benchmarks Master Fund LP(2)(5)	—	—	—	—
LLT Limited(2)(6)	267,000	*	—	25,969
JP Morgan Securities Inc.	3,000,000	3.5	—	291,793
Lyxor/Forest Fund Limited(2)(5)	2,423,000	2.8	—	235,671
Putnam Convertible Income-Growth Trust(7)	4,000,000	4.7	—	389,057
Visium Asset Management, LLC	25,000,000	29.3	125,909 (8)	2,431,610
All other holders of notes or future transferees, pledgees, donees or successors of any such holders(9)	16,986,000	19.9	—	1,652,133

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 97.2644 shares of common stock per $1,000 principal amount of the notes. This conversion rate will be subject to adjustment as described in the prospectus under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	The inclusion of this selling securityholder in the prospectus supplement supersedes the information included in the prospectus.

(3)	Aristeia Capital LLC is the investment manager for this selling securityholder. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techar.

(4)	Aristeia Advisers LLC is the general partner of Aristeia Partners LP. Aristeia Advisers LLC is jointly owned by Kevin Toner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techar.

(5)	Forest Investment Management LLC exercises voting and/or dispositive power with respect to the notes owned by this selling securityholder. Forest Investment Management LLC is wholly owned by Forest

Partners II LP, the sole general partner of which is Michael A. Boyd Inc., which is controlled by Michael A. Boyd.

(6)	Forest Investment Management LP has sole voting control and shared investment control with respect to the notes owned by this selling securityholder. Forest Investment Management LP is wholly owned by Forest Partners II LP, the sole general partner of which is Michael A. Boyd, Inc., which is controlled by Michael A. Boyd.

(7)	This selling securityholder is a mutual fund, managed by Putnam Investment, LLC, which is owned, indirectly, by Great-West Lifeco Inc., a publicly traded company. Great-West Lifeco Inc. is a Canadian public company whose shares are listed on the Toronto Stock Exchange under the symbol GWO and files reports with the Ontario Securities Commission via SEDAR, the Canadian equivalent of the SEC.

(8)	This number represents the number of shares that this selling securityholder may acquire upon the exercise of “call” options as of the date of this prospectus supplement.

(9)	Information about other selling securityholders will be set forth in supplements or amendments to this prospectus, if required.